

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 17, 2009

Mr. Thomas Iacarella
Vice President and Chief Financial Officer
Raven Industries, Inc.
205 E. 6th Street, P.O. Box 5107
Sioux Falls, SD 57117

> **RE:** **Form 10-K for the fiscal year ended January 31, 2009**
> **Form 10-Q for the quarter ended April 30, 2009**
> **Schedule 14A filed on April 14, 2009**
> **File No. 1-7982**

Dear Mr. Iacarella:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief